EXHIBIT 12.1 NIKE, Inc. Computation of Ratio of Earnings to Fixed Charges
The following disclosure reflects the Company's continuing operations:

	Year Ended May 31,
(In millions)	2017	2016	2015	2014	2013
Income before income taxes	$4,886	$4,623	$4,205	$3,544	$3,256
Capitalized interest, net of amortization	(8)	(3)	—	—	—
Adjusted income before income taxes	4,878	4,620	4,205	3,544	3,256
Add fixed charges:
Interest expense(1)(2)	121	74	60	58	23
Interest component of leases(3)	102	66	59	53	48
Total Fixed Charges	223	140	119	111	71
Earnings before income taxes and fixed charges	$5,101	$4,760	$4,324	$3,655	$3,327
Ratio of earnings to total fixed charges	22.9	34.0	36.3	32.9	46.9

(1)	Interest expense includes interest both expensed and capitalized and amortization of premiums, discounts and capitalized expenses related to indebtedness.

(2)	Interest expense does not include interest related to uncertain tax positions.

(3)	Represents the portion of rental expense which management believes approximates the interest component of operating leases.